                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              coolsavings.com inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   216485 10 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                          Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           William J. Grant, Jr., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 30, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 216485 10 2                                         Page 2 of 13 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Communications, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,818,731
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    0**
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    7,818,731
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0**
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,818,731
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99%**
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
**See Items 4 through 6.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 216485 10 2                                         Page 3 of 13 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Ventures VII, LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    0**
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0**
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0**
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%**
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
**See Items 4 through 6.

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, with no par value per share (the "Common Stock"), of coolsavings.com inc., a Michigan corporation (the "Issuer"). The principal executive offices of the Issuer are located at 360 N. Michigan Avenue, 19th Floor, Chicago, Illinois 60601. This Statement is being filed by the Reporting Persons (as defined below) to report transactions in the Common Stock as a result of which each of the Reporting Persons may be deemed to be a beneficial owner of in excess of 5% of the total number of outstanding Common Stock. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of Landmark Communications, Inc., a Virginia corporation ("Landmark"), and its indirect wholly-owned subsidiary, Landmark Ventures VII, LLC, a Delaware limited liability company ("Ventures" and, together with Landmark, the "Reporting Persons"). Schedule I to this Statement contains the name, residence or business address, and present principal occupation of each of the executive officers and directors of the Reporting Persons.

     (b) Landmark has its principal office at 150 West Brambleton Avenue, Norfolk, Virginia 23510-2075. Ventures has its principal office at Channel 8 Drive, c/o KLAS, Inc., in Las Vegas, Nevada 89109.

     (c) Landmark's principal business consists of (i) newspaper publishing and
(ii) serving as a holding company for wholly-owned subsidiaries engaged in newspaper publishing, television broadcasting and cable television programming services. Ventures' principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 30, 2001, Landmark loaned to the Issuer $5 million in exchange for a promissory note and a Warrant (both as described below) to purchase up to 19.99% of the Common Stock of the Issuer as initial consideration in a series of transactions described in Item 6. If the transactions described in Item 6 hereto are consummated, the Reporting Persons would provide the Issuer with additional equity financing of up to $10 million. The source of such funds was and will be the working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

     The purpose of Reporting Persons for the transaction is, as part of the planned transactions described below in Item 6, to make a substantial equity investment in the Issuer. Upon consummation of such transactions, the Reporting Persons will purchase additional securities of the Issuer and will have the right to designate and elect a majority of the Issuer's board of directors.

     Except as set forth in this Statement and in the attached Exhibits, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) Landmark may be deemed to have beneficial ownership over 7,818,731 shares of Common Stock, which represents 19.99% of the Common Stock that would be outstanding if it exercised its right to acquire such shares pursuant to the Warrant (as defined below). Pursuant to the terms of the Warrant, if the transactions described below in Item 6 are not consummated, the number of shares of Common Stock that Landmark would be entitled to purchase shall be adjusted, as necessary, to equal 19.99% of the then outstanding Common Stock. If such transactions are consummated, the Warrant will entitle Landmark to purchase 10 million (10,000,000) shares of Common Stock at an exercise price of $0.50 per share (which, if not sooner exercised, will increase to $0.75 per share on July 30, 2005). Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers beneficially owns any shares of Common Stock.

     (b) Pursuant to the terms of a Voting Agreement, dated as of July 30, 2001, by and among the Reporting Persons and Lend Lease International Pty Limited, Steven M. Golden, Steven M. Golden Revocable Living Trust (dated March 3, 1998), Steven M. Golden L.L.C., Matthew Moog, Moog Investment Partners LP, Robert J. Kamerschen, Hugh R. Lamle, HLBL Family Partners LP, Hugh and Betsy Lamle Foundation, Richard H. Rogel Revocable Living Trust (dated March 21, 1990), Richard Rogel - Charitable Remainder Trust, and Richard Rogel Limited Partnership (collectively the "Significant Shareholders"), a copy of which is attached hereto as Exhibit 2 (the "Voting Agreement"), the Significant Shareholders have agreed to vote their shares of the Issuer's Common Stock (1) in favor of adoption of a Securities Purchase Agreement, dated as of July 30, 2001, by and among the Issuer and the Reporting Persons, a copy of which is attached hereto as Exhibit 3 (the "Purchase Agreement"), and approval of the transactions contemplated thereby and any action necessary or desirable in furtherance thereof, (2) against any proposal for recapitalization, amalgamation, merger, sale of assets or other business combination of or by the Issuer other than transactions contemplated by the Purchase Agreement, or any other action or agreement that would in any such case result in a breach of any covenant, representation or warranty or any other obligation of the Issuer under the Purchase Agreement or that would result in any of the conditions to the obligations of the Issuer under the Purchase Agreement not being fulfilled, (3) to adopt a new option plan (as defined in the Purchase Agreement), and (4) to approve a reincorporation merger and any action necessary or desirable in furtherance thereof. The number of shares held by the Significant Shareholders equals 24,663,079 and constitutes 63.09% of the Common Stock outstanding as of the date of such agreement. Although the Reporting Persons are the beneficiary of such Voting Agreement, the Reporting Persons expressly disclaim any beneficial ownership of the shares that are subject to such Voting Agreement.

     Landmark owns a warrant, a copy of which is attached hereto as Exhibit 4 (the "Warrant"), which entitles Landmark to purchase 7,818,731 shares of Common Stock from the Issuer or such number of shares that would constitute 19.99% of the then outstanding shares of Common Stock of the Issuer, if the transactions contemplated in Item 6 and reflected in the Purchase Agreement are not consummated. If such warrant is exercised Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock.

     (c) Except as set forth in this Statement, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On June 4, 2001, Landmark and the Issuer entered into a Loan and Security Agreement, pursuant to which Landmark loaned $1.75 million to the Issuer. On July 30, 2001, Landmark and the Issuer entered into an Amended and Restated Senior Secured Loan and Security Agreement, a copy of which is attached hereto as Exhibit 5 (the "Amended Loan Agreement"). Under the Amended Loan Agreement, Landmark loaned to the Issuer an additional $3.25 million, for an aggregate $5 million in debt financing.

     In connection with the Amended Loan Agreement, the Issuer issued to Landmark the Warrant, which initially entitles Landmark to purchase 7,818,731 shares of Common Stock at an exercise price of $0.01 per share. Landmark has agreed not to purchase such shares of Common Stock prior to the Primary Funding (as defined below) unless certain events occur. Upon the closing of the Primary Funding, the Warrant will entitle Landmark to purchase 10 million (10,000,000) shares of Common Stock at an exercise price of $0.50 per share (which, if not sooner exercised, will increase to $0.75 per share on July 30, 2005). After the closing of the Primary Funding, the Issuer will issue to Landmark additional warrants to purchase two shares of Common Stock for each dollar of interest that accrues under the Senior Secured Note and the Amended Loan Agreement.

     Under the terms of the Purchase Agreement, Ventures has agreed to purchase from the Issuer up to 64,360,810 shares of the Issuer's Series B Preferred Stock, subject to the conditions of the Purchase Agreement, for a total aggregate purchase price of $10 million. Such shares of Series B Preferred Stock will be initially convertible into Common Stock equal to 49% of the total, fully diluted Common Stock, and such shares are subject to subsequent adjustments. The Series B Preferred Stock has an 8% quarterly dividend payable in additional shares of Series B Preferred Stock.

     The purchase of the Series B Preferred Stock by Ventures will be effected in two tranches. Assuming the satisfaction or waiver of the applicable closing conditions (including approval of the transactions contemplated by the Purchase Agreement by the Issuer's shareholders), Ventures will purchase the first tranche of 32,180,405 shares of Series B Preferred Stock (the "Primary Funding"). After the Primary Funding, the Reporting Persons will have the right to designate and elect a majority of the Issuer's board of directors.

     Until December 31, 2001, Ventures will have the option to purchase the second tranche of 32,180,405 shares of Series B Preferred Stock. If certain conditions have been met (or waived) and Ventures has not previously exercised its option to purchase such shares of Series B Preferred Stock, Ventures will purchase the second tranche on October 25, 2001. Landmark also has an option to purchase additional shares of Series B Preferred Stock at the same price per share upon the occurrence of certain events.

     As described in Item 5 hereto, the Reporting Persons and the Significant Shareholders have entered into the Voting Agreement, under which the Significant Shareholders have agreed to vote their shares of Common Stock to approve the transactions contemplated by the Purchase Agreement and the re-incorporation of the Issuer as a Delaware corporation.

     Also on July 30, 2001, the Reporting Persons and the Significant Shareholders entered into a letter agreement, a copy of which is attached hereto as Exhibit 6 (the "Letter Agreement"). Under the Letter Agreement, the Reporting Persons have agreed, until the earlier of (i) two years after the Reporting Persons or any of their affiliates own 51% or more of the Issuer's Common Stock or (ii) until July 30, 2005, not to initiate or propose a transaction or series of transactions that would result in either (x) the Issuer becoming a privately held company or (y) the Reporting Persons acquiring more than 20% of the Common Stock of the Issuer, calculated on a fully diluted basis, except that such restriction shall not apply to the transactions contemplated under the Purchase Agreement or other documents related thereto.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     By virtue of the relationships among the Reporting Persons, as described in this Statement, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Statement, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Significant Shareholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares. The Reporting Persons specifically disclaim any beneficial ownership of shares that are subject to the Voting Agreement as set forth in Item 5 hereto.

     Except as set forth in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of August 9, 2001, by and among the Reporting Persons.

     2. Voting Agreement, dated as of July 30, 2001, by and among the Reporting Persons and certain shareholders of the Issuer.

     3. Securities Purchase Agreement, dated as of July 30, 2001, by and among the Reporting Persons and the Issuer.

     4. Warrant, dated as of July 30, 2001, issued by the Issuer to Landmark.

     5. Amended and Restated Senior Secured Loan and Security Agreement, dated as of July 30, 2001, by and between Landmark and the Issuer.

     6. Letter Agreement, dated as of July 30, 2001, by and among the Reporting Persons and the Significant Investors.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 9, 2001                   LANDMARK COMMUNICATIONS, INC.

                                        By: /s/ Guy R. Friddell, III
                                            ------------------------------
                                        Name:  Guy R. Friddell, III
                                        Title: Executive Vice President and
                                               General Counsel


Dated: August 9, 2001                   LANDMARK VENTURES VII, LLC

                                        By: /s/ Richard A. Fraim
                                            ------------------------------
                                        Name:  Richard A. Fraim
                                        Title: Vice President, Treasurer

                                   SCHEDULE I

                                 TO SCHEDULE 13D


                           Information with Respect to

            Executive Officers and Directors of the Reporting Persons


     The following sets forth as to each of the executive officers and directors of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Landmark Communications, Inc., the business address of which is 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075, and each such individual identified below is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Landmark Communications, Inc.
-----------------------------
Name                          Present Business Address                  Present Principal Occupation
----                          ------------------------                  ----------------------------
Directors:
S. Decker Anstrom             300 Interstate North Parkway              President and Chief Executive
                              Atlanta, Georgia 30339                    Officer of The Weather Channel, Inc.
Richard F. Barry, III         Landmark Communications, Inc.             Vice Chairman
                              150 W. Brambleton Ave.
                              Norfolk, Virginia 23510-2075
Frank Batten, Jr.             Landmark Communications, Inc.             Chairman
                              150 W. Brambleton Ave.
                              Norfolk, Virginia 23510-2075
Frank Batten                  Landmark Communications, Inc.             Chairman of the Executive Committee
                              150 W. Brambleton Ave.
                              Norfolk, Virginia 23510-2075
Frank A. Daniels              1515 Glenwood Avenue                      Retired President of News &
                              Raleigh, North Carolina 27608             Observer Publishing Company
James A. Henderson            301 Washington Street                     Retired Chairman & CEO, Cummins
                              Columbus, Indiana 47201                   Engine Company, Inc.


                                       1



Richard D. Roberts            1109 South Bay Shore Drive                Retired President & CEO, Telecable
                              Virginia Beach, Virginia 23451
Dorothy Batten Rolph          Tall Oaks, Route 22                       N/A
                              Keswick, Virginia 22947
Howard H. Stevenson           68 Fayerweather Street                    Professor
                              Cambridge, Massachusetts 02138            Harvard Graduate School
                                                                        Cambridge, Massachusetts
John O. Wynne                 Landmark Communications, Inc.             President & CEO
                              150 W. Brambleton Ave.
                              Norfolk, Virginia 23510-2075

Executive Officers Not Otherwise Listed Above:

Guy R. Friddell, III          Landmark Communications, Inc.             Executive Vice President & General
                              150 W. Brambleton Ave.                    Counsel
                              Norfolk, Virginia 23510-2075
Donald H. Patterson, Jr.      Landmark Communications, Inc.             Executive Vice President
                              150 W. Brambleton Ave.
                              Norfolk, Virginia 23510-2075
Lemuel E. Lewis               Landmark Communications, Inc.             Executive Vice President
                              150 W. Brambleton Ave.
                              Norfolk, Virginia 23510-2075


Landmark Ventures VII, LLC
--------------------------

Name                          Present Business Address                  Present Principal Occupation
----                          ------------------------                  ----------------------------
Directors:
J. William Diedrich           3228 Channel 8 Drive                      President
                              Las Vegas, Nevada 89109
Richard A. Fraim              3228 Channel 8 Drive                      Vice President, Treasurer &
                        Las Vegas, Nevada 89109 Secretary
Guy R. Friddell, III          See above                                 See above
Officers*:

* This entity acts solely as a holding company and as such is not under the operation of executive officers.

                                       2